

03054872

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-26614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Merritt 7, PO Box 5005
(No. and Street)

Norwalk	CT	06856-5005
(City)	(Street)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804)281-6171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 1900	Richmond	VA	23219
(City)	(City	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Adam T. Rochlin ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation , as of December 31 , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

SHIRLEY A. MacDONALD, Notary Public
State of New York No. 01MA5064550
Qualified in Westchester County
Certificate Filed in Westchester County
Commission Expires Aug. 19, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietary's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CAPITAL BROKERAGE CORPORATION

Balance Sheets

December 31, 2002 and 2001
(Dollar amounts in thousands, except share amounts)

Assets	**2002**	**2001**
Cash and cash equivalents	$ 16,229	$ 15,658
Debt securities, at fair value	1,033	1,502
Warrants, at cost	20	20
Commissions receivable	647	557
Receivable from affiliates	32	141
Deferred tax asset	652	155
Other assets	80	91
Total assets	$ 18,693	$ 18,124
Liabilities and Shareholder's Interest		
Liabilities:		
Accounts payable and accrued liabilities	$ 1,769	$ 2,106
Commissions payable	30	141
Payable to affiliates	1,530	158
Current income taxes payable to affiliate	1,389	2,084
Total liabilities	$ 4,718	$ 4,489
Shareholder's interest:		
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10	$ 10
Additional paid-in capital	4,532	4,532
Retained earnings	9,433	9,093
Total shareholder's interest	$ 13,975	$ 13,635
Total liabilities and shareholder's interest	$ 18,693	$ 18,124

See accompanying notes to financial statements.